Exhibit 10.26
                                                                   -------------


                              AMENDED AND RESTATED
                              EMPLOYMENT AGREEMENT
                              --------------------


          Employment Agreement, dated January 6, 1993, as amended by Amendment No. 1 dated September 30, 1994 and by Amendment No. 2, dated January 1, 1996 (this "Agreement") by and between Riviera Holdings Corporation and its wholly-owned subsidiary Riviera operating Corporation which are successors in interest to Riviera Hotel & Casino (collectively the "Company") and William L. Westerman ("Executive").


                                R E C I T A L S:

          WHEREAS, Company is a debtor and debtor-in-possession under Chapter 11 of the Bankruptcy Code, having initiated proceedings before the United States Bankruptcy Court for the District of Nevada ("Bankruptcy Proceedings");

          WHEREAS, at the time of the initiation of the Bankruptcy Proceedings, MESHULAM RIKLIS owned 100% of the outstanding common stock of Company;

          WHEREAS, Company owns the Riviera Hotel & Casino property (the "Hotel") being generally a 22 story luxury casino hotel with approximately 2,140 rooms and suites and 105,500 square feet of casino space as well as showrooms, restaurants, a 155,600 square foot convention area, swimming pools and shopping arcade all located on approximately 26.4 acres of land;

          WHEREAS, pursuant to a Consulting Agreement between Company and Executive dated July 1, 1991, as amended by letter dated January 8, 1992, and memorandum dated January 11, 1992 (collectively referred to as "Consulting Agreement"), Executive was named Chairman and Chief Executive Officer of Company on an interim basis, and as such, is responsible for overseeing the day-to-day management of the Hotel; and

          WHEREAS, pursuant to the Plan of Reorganization (as defined below) and subject to Bankruptcy Court (as defined below) and Governmental Authorities (as defined below) approvals, Executive shall serve Company as its Chairman and Chief Executive Officer on the terms and conditions as set forth herein.

          NOW, THEREFORE, for and in consideration of the recitals set forth above, and for good and valuable consideration the parties hereto agree that this Agreement shall read in full as follows:

                                    ARTICLE I

                                  DEFINITIONS
                                  -----------

          1.1 "Bankruptcy Code" shall mean Title 1 of Public Law 95-598, as codified in Title 11 of the United States Code and amendments thereto.

          1.2 "Base Compensation" shall have that meaning assigned to such term in Section 6.1.

          1.3 "Bankruptcy Court" shall mean the United States Bankruptcy Court for the District of Nevada or such other court which has jurisdiction over the Chapter 11 case of Company.

          1.4 "Bankruptcy Proceedings" shall have that meaning assigned to the term in the Recitals.

          1.5 "Board" shall mean the Board of Directors of Company.

          1.6 "Business Day" shall mean any day except Saturday, Sunday, or a day on which commercial banks in Clark County, Nevada are authorized by law to close.

          1.7 "Cause" shall have the meaning assigned to such term in Section 8.2(d).

          1.8 "Change of Control" means any of the following: (i) all or substantially all of the assets of Company are sold as an entirety or as part of a series of transactions to any person, (ii) Company engages in any merger, consolidation, sale of capital stock, sale of equity interests or any other transactions with any other person, with the effect that after such transactions the holders of common stock of Company immediately prior to such transactions own, directly or indirectly, in the aggregate less than a majority in voting interest of the total voting power entitled to vote in the election (a) of directors of Company, if Company is the surviving entity, or (b) of directors, managers or trustees (1) of such other person, if Company is not the surviving entity, or (2) of such other person that purchases all or substantially all of Company's assets; (iii) any person who, as of the Effective Date, does not have 10% or more of the common stock of Company, acquires a majority in voting interest of the total voting power entitled to vote for directors of Company (otherwise than by reason of the voting provisions of any preferred stock of Company); (iv) any person acquires more than 50% of the total voting power entitled to vote for directors of Company; or (v) any person acquires more than 50% of the total voting power entitled to vote for directors, managers or trustees (a) of such person other than Company surviving any of the transactions referred to in clause (i) above, or (b) of such other person that purchases all or substantially all of Company's assets. A "person" for the purposes hereof, shall include an individual, corporation, partnership, trust or group acting in concert. A person for the purposes hereof, shall be deemed to be a beneficial owner as that term is used in Rule 13d-3 promulgated under the

Securities Exchange Act of 1934, as amended.

          1.9 "Commencement Date" shall mean 12:01 a.m. Pacific Standard Time on the day following the date of Bankruptcy Court approval of this Agreement.

          1.10 "Confirmation" shall mean the entry of an order of the Bankruptcy Court confirming the Plan of Reorganization.

          1.11 "Confirmation Date" shall mean the date of Confirmation.

          1.12 "Dollars" and the sign "$" shall refer to currency of the United States of America.

          1.13 "Effective Date" shall mean the "Effective Date" of the Plan of Reorganization as "Effective Date" is defined in the Plan of Reorganization.

          1.14 "Equity Compensation" shall have the meaning assigned to such term in Section 6.6.

          1.15 "Event of Default" shall have the meaning assigned to such term in Section 8.1.

          1.16 "Extended Term" shall have the meaning assigned to such term in
Section 2.1.

          1.17 "Fiscal Period" shall mean any calendar year beginning on each respective January 1 and ending on each respective December 31 of any such year.

          1.18 "Generally Accepted Accounting Principles" shall mean those generally accepted accounting principles and practices which are recognized as such by the American Institute of Certified Public Accountants acting through its Accounting Principles Board ("APB") or by the Financial Accounting Standards Board ("FASB") or through other appropriate boards or committees thereof and which are consistently applied for all periods after the date hereof to properly reflect the financial condition and the results of operations and changes in financial position of Company, except that any accounting principle or practice required to be changed by the APB or FASB (or other appropriate board of committee of the said Boards) in order to continue as a Generally Accepted Accounting Principle or practice may so be changed. In the event of a change in Generally Accepted Accounting Principles, Company and Executive will thereafter negotiate in good faith to revise any provisions of this Agreement affected thereby in order to make such provisions consistent with Generally Accepted Accounting Principles then in effect.

          1.19 "Governmental Authority" shall mean any governmental, (or any political subdivision or jurisdiction thereof) court, bureau, agency or other similar authority, foreign or domestic, having jurisdiction over Company or Executive or any of their business, operations or properties, including Nevada Gaming Authorities.

          1.20 "Incentive Compensation" shall have that meaning assigned to such term in Section 6.5.

          1.21 "Nevada Gaming Authorities" shall mean any state or local authority in the State of Nevada having jurisdiction over gaming operations of Company or Executive.

          1.22 "Operating Earnings" shall mean, with respect to any Fiscal Period for Company, the sum of the amounts for such Fiscal Period, determined in accordance with Generally Accepted Accounting Principles, without duplication, of (1) the consolidated net income of Company and its subsidiaries, plus (2) the consolidated depreciation and amortization expense of Company and its subsidiaries, plus (3) the consolidated interest expense of Company and its subsidiaries, plus (4) a provision for taxes based on income, plus (5) to the extent not otherwise included, extraordinary losses, plus (6) the provision for incentive compensation paid to Executive, pursuant to Section 6.3 herein, and minus (7) revenues that would be characterized as an extraordinary gain under Generally Accepted Accounting Principles on a basis consistent with past practices.

          1.23 "Operating Earnings Target" shall have that meaning assigned to such term in Section 6.3.

          1.24 "Plan of Reorganization" shall mean the Joint Plan of Reorganization in the form filed on October 30, 1992, by Company and the Official Bondholders Committee ("OBC") as defined therein and confirmed by the Bankruptcy Court and any amendments or supplements made thereto.

          1.25 "Profit Sharing and 401(k) Plan" shall have that same meaning as assigned to such term in Section 6.5.

          1.26 "Retirement Benefits" shall have that meaning assigned to such term in Section 6.4.

          1.27 "Signing Bonus" shall have that meaning assigned to such term in
Section 6.2.

          1.28 "Stock Bonus" shall have that meaning assigned to such term in
Section 6.6.

          1.29 "Term" shall have that meaning assigned to such term in Section 2.1.

          1.30 "Termination Date" shall mean 11:59 p.m. P.D.T. on the last day of the Term or the last day this Agreement is in effect in the event of a termination of this Agreement pursuant to Sections 8.1 or 8.2.

          1.31 "Termination Fee" shall have that meaning assigned to such term in Section 8.3.


                                   ARTICLE II

                            APPOINTMENT OF EXECUTIVE
                            ------------------------

          2.1 Appointment and Term. Company hereby appoints and employs Executive to serve as Chairman of the Board of Directors and Chief Executive Officer of Company, and in such capacity, Executive hereby accepts such appointment and undertakes the responsibilities and agrees to perform the day-today supervision, direction and control of the management of the Hotel, upon the terms and conditions hereinafter set forth, for an initial term ("Initial Term") deemed to have commenced on the Commencement Date and expiring on December 31, 1995. The Initial Term shall be automatically renewed for successive one year terms (each such renewal term being an "Extended Term" and the Initial Term, together with any Extended Terms) (being referred to herein as the "Term") unless (i) Company gives Executive at least 90 days' written notice of termination ("Company Termination Notice"), (ii) Executive gives Company at least 180 days written notice of termination ("Executive Termination Notice") or (iii) unless the Term is terminated earlier by Company or Executive pursuant to the provisions of sections 8.1 or 8.2 of this Agreement. If both a Company Termination Notice and an Executive Termination Notice have been given the termination notice first given shall control.


                                   ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF EXECUTIVE
                   -------------------------------------------

          Executive represents and warrants that, subject to Section 12.1 of this Agreement:

          3.1 Legal and Binding Obligation. This Agreement constitutes the legal, valid and binding obligation of Executive enforceable against Executive in accordance with its terms, except as enforcement may be limited by (a) bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally and the Plan of Reorganization in particular, and
(b) the availability of equitable remedies which are in the discretion of a court.

          3.2 Legal Proceedings. There are presently no pending or, to Executive's knowledge, threatened legal or administrative proceedings before any Governmental Authority which would affect the enforceability of this Agreement by Executive or Executive's performance hereunder.

          3.3 Representations. No representation or warranty of Executive in this Agreement, nor any information, exhibit, memorandum, schedule or report furnished by Executive in connection with this Agreement contains any untrue statement of a material fact or fails to state or omits a material fact necessary to make the statements of fact contained therein not misleading.


                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF COMPANY
                    -----------------------------------------

          Company represents and warrants that, subject to Section 12.1 of this
Agreement:

          4.1 Good Standing. Company is a Nevada corporation, validly existing and in good standing under the laws of the State of Nevada and, subject to the Bankruptcy Code, has full power and authority to own the Hotel and carry on its business in the State of Nevada.

          4.2 Duly Executed. The execution, delivery and performance by Company of this

Agreement has been duly authorized by all necessary action on the part of Company, subject to requisite approval by Governmental Authorities (if applicable) and the Bankruptcy Court, and no further action or approval is required in order to constitute this Agreement as the valid and binding obligation of Company, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by Company does not and will not (a) violate or conflict with its corporate charter or bylaws or other controlling corporate documents of Company or any law, rule or regulation of any Governmental Authority or the Bankruptcy Code or any order, judgment, decree, determination or award presently in effect having applicability to Company; (b) result in a breach of any condition or provision of, or constitute a default under, any indenture, loan or credit agreement or any other agreement or instrument to which Company is a party or by which Company may be bound or affected; or (c) result in, or require, the creation or imposition of any lien, claim, charge or encumbrance of any nature upon or with respect to any of the properties now owned or hereafter acquired by Company.

          4.3 Legal and Binding Obligation. This Agreement constitutes the legal, valid and binding obligation of Company enforceable against Company in accordance with its terms, except as enforcement may be limited by (a) bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally and the Plan of Reorganization in particular; or (b) the availability of equitable remedies which are in the discretion of a court and the Bankruptcy Court in particular.

          4.4 Adequate Approvals. Company possesses adequate franchises, licenses, permits, orders and approvals of all Governmental Authorities required for it to carry on its business as presently conducted.

          4.5 Representations. The representations and warranties of Company in this Agreement and in any information, exhibit, memorandum, schedule or report furnished by Company in connection with this Agreement, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements of fact contained therein not misleading.


                                    ARTICLE V

                              AFFIRMATIVE COVENANTS
                              ---------------------

          5.1 Executive's Covenants. Executive shall, during the Term, faithfully use his best efforts to promote the interests and business of Company and comply with the lawful and reasonable directions of the Board.

          5.2 Company's Covenants. Company during the Term agrees that Executive, in order to meet or exceed the operating Earnings Target set forth in
Section 6.3 below, shall operate the Hotel free of molestation, eviction of disturbance by Company or any third party claiming by, through or under Company, subject in each case to the exercise or the requisite fiduciary duties of the Board under applicable law.

                                   ARTICLE VI

          6.1 Base Compensation. During the Term, Executive shall receive a salary payable bi-weekly in arrears, at the following annual rates ("Base Compensation"):

          Commencement Date - December 31, 1992 - $260,000
          January 1, 1993   - December 31, 1993 - $325,000
          January 1, 1994   - December 31, 1994 - $350,000
          January 1, 1995   - December 31, 1995 - $375,000

Base Compensation shall increase by $25,000 per year for each and every Extended Term (Base Compensation will be $400,000 from January 1, 1996 to December 31, 1996 and $425,000 for the following year).

          6.2 Signing Bonus. As a further inducement for Executive to enter into this Agreement, and in addition to any other compensation received by Executive hereunder, Executive shall be paid a one time signing bonus ("Signing Bonus") of $500,000.00, which shall be deemed earned by Executive upon the execution of this Agreement by Company and Executive and approved by the Bankruptcy Court and shall be subject to the occurrence of the Effective Date. Such Signing Bonus shall be payable in two (2) equal installments of $250,000.00 on each of (i) the Effective Date and (ii) the date six (6) months thereafter. Anything contained herein to the contrary notwithstanding, in the event that this Agreement is terminated for any reason whatsoever (except for a voluntary termination by Executive or termination of Executive by Company for "Cause" (as defined in Section 8.2)), prior to Executive's full receipt of the Signing Bonus, any unpaid signing Bonus amount shall be deemed immediately due and payable upon such Termination Date. In the event that Executive voluntarily terminates his employment or Company terminates employment of Executive for "Cause" (as defined in Section 8.2), any rights of Executive to receive any unpaid Signing Bonus amount shall be deemed forfeited, and Company shall be under no further obligation to Executive for payment thereof.

          6.3 Incentive Compensation. In addition to the Base compensation and Signing Bonus, during the Term Executive shall receive an annual cash incentive bonus ("Incentive Compensation") for each Fiscal Period in which Operating Earnings exceeds $20,000,000 ("Operating Earnings Target"), including, without limitation, the Fiscal Period ending December 31, 1992.

          If the Operating Earnings for a Fiscal Period exceeds the operating Earnings Target, then Executive shall be entitled to an Incentive Compensation payment no later than 15 days after the final determination of the Operating Earnings by Company's auditors, which in no event shall exceed ninety (90) days after the end of a Fiscal Period, at a rate of 8-3/4% of the amount by which the Operating Earnings for such Fiscal Period exceeds the Operating Earnings Target. In the event that the Term of Executive's employment under this Agreement is terminated prior to the end of a Fiscal Year, other than termination by Company for Cause, then, to the extent that at the end of such Fiscal Year the Operating Earnings exceed the Operating Earnings Target, the amount of such Operating Earnings and Operating Earnings Target shall be appropriately pro rated through the Termination Date and the Incentive Compensation shall be paid to Executive based upon such adjusted amounts.

          6.4  Retirement Benefits.

               (a) Credits to Account. A general ledger account, referred to as the "Retirement Account," shall be established for the purpose of reflecting retirement benefits ("Retirement Benefits"). The Company (i) has credited $260,000 to the Retirement Account with respect to the year 1992 and (ii) on January 1 of each year thereafter during the Term Company shall credit to the Retirement Account an amount equal to the Base Compensation to be paid to Executive for the current calendar year, as set forth in Section 6.1 of this Agreement., provided that (A) for the Term commencing the Commencement Date until December 31, 1994, Executive shall be 75% vested in all Retirement Benefits and (B) thereafter, Executive shall at all times be 100% vested in all Retirement Benefits; and (C) however, if the Term of Executive's employment is terminated prior to December 31, 1994 by the Company or due to the death or Disability (as defined below) of Executive, Executive shall be deemed to be 100% vested in all Retirement Benefits in the Retirement Account on such Termination Date. Anything contained in the foregoing notwithstanding, in the event Executive is terminated for "Cause" (as defined in Section 8.2), Executive shall forfeit any and all rights to Retirement Benefits, and Company shall have no further obligation to Executive for payment thereof.

               (b) Investment ownership. Company shall retain title to and beneficial ownership of such monies, which it may earmark to pay the Executive's Retirement Benefits (however, such funds shall be subject to the interests of the general creditors of Company).

               (c) Benefits. The Retirement Benefits to be paid as deferred compensation are as follows:

                    (1) Payment. Upon the termination of Executive's employment, other than in the event of termination by Company for "Cause" (as defined in Section 8.2), Company shall, subject to the provisions of Section 6.4(a) relating to vesting, pay to Executive in twenty (20) quarterly installments an amount equal to the amount in the Retirement Account as of the Termination Date. If Executive should die before the twenty (20) quarterly payments are made, the unpaid balance shall continue to be paid in installments for the unexpired portion of the five (5) year period to his designated beneficiary in the same manner as set forth above.

                    (2) Disability or Death. If Executive's employment is terminated because of Disability (as defined in below) or death, Company shall pay in twenty (20) equal quarterly installments, an amount equal to the amount in the Retirement Account as of the Termination Date, to Executive (in the event of Disability) or to Executive's designated beneficiary (in the event of death).

                    (3) Death of Designated Beneficiary. If both Executive and Executive's designated beneficiary should die before Company makes a total of twenty (20) quarterly payments otherwise payable to such designated beneficiary pursuant to this Agreement, the remaining quarterly payments shall be paid to the designated beneficiary's estate or as specified in the designated beneficiary's Last Will and Testament, as the case may be.

                    (4) Designated Beneficiary. The beneficiary referred to in this Subsection may be designated or changed by Executive (without the consent of any prior beneficiary) on a form provided by Company and delivered to Company before Executive's death. If no such beneficiary shall survive Executive, the installment payments payable under Subsection (d)(3) above shall be payable to the estate of Executive, in the former case, or to the estate of the designated beneficiary, in the latter case (and such estates shall be deemed designated beneficiaries hereunder).

                    (5) Disability Determination. Executive shall be deemed to have become disabled ("Disability") for purposes of this Agreement, if Company shall find on the basis of medical evidence satisfactory to it that Executive is so totally mentally or physically disabled as to be unable to engage in further employment by Company and that such disability shall be determined to be such that it will cause, or actually does cause or has caused, Executive to be absent from work for a period, or aggregate of periods, in excess of three months in any one twelve month period.

                    (6) Payment Commencement. The installment payments to be made to the Executive or Executive's estate, as the case may be, under Subsections (d)(1) or (d)(2), shall commence on the first day of the calendar quarter following the Termination Date. The installment payments to be made to the designated beneficiary upon the death of Executive shall commence on a date to be selected by Company but within six (6) months from Executive's date of death.

               (e) No Trust. Nothing contained herein and no action taken pursuant to the provisions of this Agreement shall create or be construed to create a trust of any kind, or a fiduciary relationship between Company and Executive, his designated beneficiary or any other person.

               (f) No Assignment. The right of Executive or any other person to the payment of deferred compensation or other benefits under this Agreement shall not be assigned, transferred, pledged, or encumbered except by will or by the laws of descent and distribution.

               (g) Incapacity of Beneficiary. If Company shall find that any person to whom any payment is payable under this Agreement is unable to care for his other affairs because of illness or accident or is a minor, any payment due (unless a prior claim therefor shall have been made by a duly appointed guardian, committee, or other legal representative) may be paid to the spouse, a child, parent, or brother or sister, or to any person deemed by Company to have incurred expense for such person otherwise entitled to payment, in accordance with the applicable provisions of this Section 6.4. Any such payment shall be a complete discharge of Company's liabilities under this Agreement.

          6.5 Profit Sharing and 401(k) Plan. In addition to the Annual Salary, Signing Bonus, Incentive Compensation, and Retirement Benefits, Executive shall be eligible for participation in the Howard Johnson & Company Regional Defined Contribution Plan ("Profit Sharing and 401(k) Plan") adopted by Company by Adoption Agreement dated April 1, 1992, as modified pursuant to the provisions set forth on the Term Sheet attached hereto as Schedule A and made a part hereof.

          6.6 Equity Compensation. There shall be set aside 10% of the issued and outstanding common stock of Riviera Holding Corporation on the Effective Date, and upon the assumption of this Agreement by Riviera Facilities Corporation, for issuance to Company key executives, of which a specified percentage will be allocated to Executive following discussions with

Executive and subject to approval of the OBC.

          6.7 Additional Benefits and Compensation. During the Term, Executive shall be entitled to:

               (a) life insurance, group health insurance, including major medical and hospitalization, comparable to such benefits offered to other key executives of Company;

               (b) reimbursement for all reasonable expenses incurred by Executive in connection with the performance of his duties and in accordance with any applicable policy of the Board (including 100% of reasonable travel and entertainment expenses), subject to submission of appropriate documentation therefor; and

               (c)  four weeks paid vacation.


                                   ARTICLE VII
                                 INDEMNIFICATION
                                 ---------------

          7.1  Indemnity.

               (a)  COMPANY AGREES:

                    (1) To use its best efforts to purchase and maintain during the Term of this Agreement a Directors and Officers Liability Insurance Policy covering liabilities which may have been or will be incurred by Executive in the performance of his services on behalf of Company provided, however, that if available, such insurance is at a cost Company believes is reasonable.

                    (2) Except as otherwise provided in subparagraph (b) below, and to the fullest extent allowed by law, to indemnify and hold Executive free and harmless from any liability for injury or death to persons or damage or destruction of property due to any cause whatsoever, either in or about the Hotel or elsewhere, as a result of the performance by Executive of his duties under this Agreement irrespective of whether alleged to be caused, wholly or partially, by Executive;

                    (3) Except as otherwise provided in subparagraph (b) below, to reimburse Executive upon demand for any money or other property which Executive is required to pay out for any reason whatsoever in performing his duties hereunder, whether the payment is for charges or debts incurred or assumed by Executive or any other party, or judgments, settlements, or expenses in defense of any claim, civil or criminal action, proceeding, charge, or prosecution made, instituted or maintained against Executive or Company, jointly or severally, because of the condition or use of the Hotel, or acts or failures to act of Executive, or arising out of or based upon any law, regulation, requirement, contract or award; and

                    (4) Except in subparagraph (b) below, to defend any claim, action, suit or proceeding brought against Executive, arising out of or connected with any of the foregoing, and to hold harmless and fully indemnify Executive from any judgment, loss or settlement on account thereof, regardless of the jurisdiction in which any such claim, actions, suits or proceedings may be brought.

               (b) Notwithstanding the foregoing, Company shall not be liable to indemnify and hold Executive harmless from any liability described above which results from the gross negligence or willful misconduct of Executive.

               (c) If (i) Company shall be obligated to indemnify Executive, or (ii) a suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which Company may become obligated to Executive hereunder, Executive shall give prompt written notice to Company of the occurrence is such event. Company agrees to defend, contest or otherwise protect against any such suit, action, investigation, claim or proceeding at the Company's own cost and expense. Executive shall have the right but not the obligation to participate at his own expense in the defense thereof by counsel of his own choice. In the event that Company fails timely to defend, contest or otherwise protect against any such suit, action, investigation, claim or proceeding, Executive shall have the right to defend, contest or otherwise protect against the same and may make any compromise or settlement thereof and recover the entire cost thereof from Company including, without limitation, reasonable attorney's fees, disbursements and all amounts paid or payable as a result of such suit, action, investigation, claim, or proceeding or compromise or settlement thereof.


                                  ARTICLE VIII

                             DEFAULT AND TERMINATION
                             -----------------------

          8.1 Events of Default. The Term of employment of Executive hereunder and any obligations of Executive hereunder (except with respect to any obligations set forth in Article X hereof) may be terminated, at the option of the non-defaulting party (which termination by the non-defaulting party shall be deemed involuntary), upon the happening of any of the following events (which shall be deemed to be "Events of Default"):

               (a) If in the Bankruptcy Proceedings, Company shall consent or request to a conversion to Chapter 7 or for the appointment of a receiver or trustee of all or a substantial part of its property;

               (b) If the other party shall breach, default or fail to comply in any material respect with any covenant or agreement contained in this Agreement followed by written notice from the non-defaulting party to the other and failure of the defaulting party either to remedy or correct such breach, default or noncompliance within thirty (30) days after receipt of such notice; and

               (c) The sale or conveyance of the Hotel by Company not pursuant to the Plan of Reorganization.

          8.2 Other Termination. In addition to the Events of Default set forth in Section 8.1 above, the Term of employment of Executive hereunder shall be terminated upon the happening of the following events:

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




               (a)  The mutual consent of the parties hereof;

               (b)  The death or Disability of Executive;

               (c) The Executive shall (i) breach a material provision of this Agreement and such breach shall continue after notice from Company or (ii) have been finally adjudicated by a court to have committed a felony, fraud, or a crime involving dishonesty, whether or not involving the Company ("Cause"), provided that pending such final adjudication, Company shall set aside in an escrow account, which shall be a separate, non-commingled, interest bearing account, from the date of an allegation of Cause, the following amounts which would not be payable in the event of Executive's discharge for Cause: (A) the Base Compensation otherwise payable to Executive; (B) 100% of Executive's Retirement Benefits and (C) Executive's Incentive Compensation required to be prorated pursuant to the provisions of Section 6.3; provided, however, that (I) if such final adjudication or other disposition is favorable to Executive, all escrowed amounts (including any interest accrued thereon) shall be paid to Executive promptly, (II) if such final adjudication is unfavorable to Executive
- i.e. Executive is found to have committed a felony, fraud or a crime involving dishonesty - then all escrowed funds (including any interest accrued thereon) shall be paid to Company promptly and Executive shall have no further interest therein; or

               (d) The Company shall breach a material provision of this Agreement and such breach shall continue after notice from Executive.

          8.3 Termination Fee. In the event that the Term under this Agreement is terminated for any reason prior to the expiration of such Term, (other than for reasons of death, Disability, voluntary termination by Executive (other than pursuant to section 8.2(a)) or termination by company for "Cause"), in addition to any signing Bonus (to the extent net actually paid), Equity Compensation, Retirement Benefits (subject to the provisions of Section 6.4) or Incentive Compensation (subject to proration pursuant to the provisions of Section 6.3) to which Executive is otherwise entitled, Executive shall be entitled to a termination fee payment ("Termination Fee") in an amount equal to the Base Compensation for such year in which the termination occurs, in twenty-six equal bi-weekly installments commencing immediately upon such termination along with full group health insurance benefits for a period of one (1) year from the date of termination. A termination of this Agreement by Company, or any successor of Company (other than for "Cause"), or by Executive for "Good Reason" (as defined below), within one (1) year of a Change of Control shall, for the purposes of this Section 8.3 be deemed an involuntary termination, entitling Executive to the Termination Fee. Notwithstanding anything in this Agreement to the contrary, in the event that the Nevada Gaming Authorities make a determination to deny Executive a required license, such determination shall be construed as a voluntary termination of this Agreement on the part of Executive.

               For purposes of this Section 8.3, "Good Reason" shall mean, (i) without the Executive's express written consent, a substantial alteration in the nature or status of Executive's responsibilities from those contemplated by this Agreement or the assignment to Executive of any duties inconsistent with Executive's status as Chairman and Chief Executive Officer, or (ii) a breach by Company of a material provision of this Agreement and such breach shall continue after notice from Executive. Subject to the provisions of this Section 8.3, if the Term is terminated by Executive for Good Reason, Company or any successor of Company shall have no further obligation to

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Executive under this Agreement.

          8.4 Waiver of Administration Claims. If the Plan of Reorganization does not become effective by the Effective Date specified therein (subject to extensions of such date as set forth therein), this Agreement shall automatically terminate and the Executive's claims hereunder shall be administrative claims limited to the amount of Base Compensation, Incentive Compensation, Retirement Benefits and any claims to indemnity permitted pursuant to the terms of this Agreement, appropriately prorated through the date of termination; provided, however, in the event the Effective Date (as specified in the Plan of Reorganization) does not occur solely due to delays in obtaining necessary approvals, if any, from the Nevada Gaming Authority, this Agreement shall remain in effect, but in any event, if such approvals are not obtained for any reason on or before September 30, 1993, this Agreement shall automatically terminate as aforesaid.

          8.5 Remedies. The remedies of each of the parties in an Event of Default hereunder by the other party shall be cumulative and not exclusive. However, no party shall be obligated to the other for punitive or other forms of speculative or expectancy damages. In addition to any and all such other remedies, the provisions of this Agreement requiring the performance of an affirmative act by a party or requiring a party to refrain from the performance of specific act, shall be enforceable by injunctive proceeding or by a suit for specific performance.


                                   ARTICLE IX

                                 APPLICABLE LAW
                                 --------------

          This Agreement shall be governed, construed and interpreted in accordance with the internal laws of the State of Nevada applicable to agreements executed in that State.


                                    ARTICLE X

                               GENERAL PROVISIONS
                               ------------------

          10.1  Confidential Information; Non-Competition.

                (a) During the Term and for a three year period commencing on the Termination Date, (i) Executive shall hold in a fiduciary capacity for the benefit of Company all secret or confidential information, knowledge or data relating to company or its affiliates, and their respective businesses which shall not be public knowledge (other than information which becomes public as a result of acts of Executive or his representatives in violation of this Agreement), including, without limitation, customer/client lists, matters subject to litigation, and technology or financial information of Company or its subsidiaries, and (ii) Executive shall not, without the prior written consent of Company, communicate or divulge any such information, knowledge or data to anyone other than Company and those designated by it in writing.

                (b) Except as otherwise provided in this Section l0.l(b), during the Term and for a three year period commencing on the Termination Date, the Executive will not, directly

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or indirectly, (i) own, manage, operate, control or participate in the ownership, management or control of, or be connected as an officer, employee, partner, director, or consultant or otherwise with, or have any financial interest in (except for (A) ownership as of the date hereof, (B) any ownership in the common stock of Company, or (C) any ownership of less than 5% of the outstanding equity interest in any entity) any hotel/casino located in Clark County, Nevada or (ii) solicit or contact any employee of Company or its affiliates with a view to inducing or encouraging such employee to leave the employ of Company or its affiliates for the purpose of being employed by Executive, an employer affiliated with Executive, or any competitor of company or any affiliate thereof. The provisions of Section 10.1(b)(i) shall not apply in the event of any involuntary termination by Company of Executive's employment under this Agreement.

                (c)  Executive acknowledges that the provisions of this Section
10.1 are reasonable and necessary for the protection of Company and that Company will be irrevocably damaged if such provisions are not specifically enforced. Accordingly, Executive agrees that, in addition to any other relief to which company may be untitled in the form of actual or punitive damages, Company shall be entitled to seek and obtain injunctive relief from a court of competent jurisdiction (without posting of a bond therefor) for the purposes of restraining Executive from any actual or threatened breach of such provisions.

          10.2 This Agreement supersedes all prior agreements and understandings among the parties, including, without limitation, the Consulting Agreement, and contains the full understanding of the parties hereto with respect to the subject matter hereof. Any change, modification or waiver of this Agreement must be in writing, signed by both parties hereto or, in the case of a waiver, by the party waiving compliance. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original. The captions of each article and section are intended for convenience only. All references herein to days, weeks and months shall mean by calendar; unless specifically stated to the contrary. All references herein to the singular shall include the plural, and all references to gender shall, as appropriate, include other genders. All representations and warranties made hereunder shall survive the execution and delivery and closing of this Agreement. Company consents to the execution of a memorandum of this Agreement and the filing and recording of such memorandum with any governmental body or agency having jurisdiction over the filing or recordation of interests in real property. At the termination of this Agreement, Executive agrees to execute in recordable form an instrument sufficient to evidence said termination.

          10.3 It is the intention of the parties hereto that this Agreement shall not inure to the benefit of any third parties not parties to this Agreement, and it is specifically intended that no third party beneficiary relationships, benefits or obligations shall arise or be deemed to exist as a result of this said Agreement.

          10.4 This Agreement shall inure to the benefit of and be binding upon each of the parties hereto, their heirs, assigns, successors and personal representatives, however, as a personal service contract, it shall not be assignable by Executive without the prior written consent of Company.

          10.5 The failure or delay by either party in any one or more instances to enforce one or more of the terms and conditions of this Agreement or to exercise any right or privilege under this Agreement shall not thereafter be construed as a waiver of any such term, condition, right or privilege and the same and all other terms, conditions, rights or privileges under this Agreement shall continue to remain in full force and affect as though no such failure or delay had occurred.

          10.6 Any and all disputes between the parties hereto, however significant, arising out of, relating in any way to or in connection with this Agreement (including the validity, scope, and enforceability of this arbitration clause) will be solely settled by an arbitration conducted in accordance with the rules of the American Arbitration Association or any similar successor body before a panel of three arbitrators. Each party shall appoint one arbitrator. If a party fails to nominate an arbitrator within 10 days from the date when the claimant's request for arbitration has been communicated to the other party in writing, the appointment shall ba made within 10 days thereof by the American Arbitration Association. The two arbitrators so appointed shall attempt to agree upon the third arbitrator to act as chairman. If the two arbitrators fail to nominate the chairman within 10 days from the date of appointment of the later appointed arbitrator, the chairman shall be selected within 10 days thereof by the American Arbitration Association. The arbitration shall be conducted with a view to commencing proceedings within 30 days from the date when the claimant's request for arbitration was communicated to the other party in writing and to rendering the award or other judgment not more than 15 days thereafter. The award or other judgment of the arbitrators shall be final, and the parties agree to waive their right to any form of appeal, to the greatest extent allowed by law, and to share equally the fees and expenses of the arbitrators. Judgment upon any award of the arbitrators may be entered in any court having jurisdiction or application may be made to such court for the judicial acceptance of the award and for order of enforcement. Such arbitration shall be held only in Las Vegas, Nevada. Pending resolution of the dispute, there shall be no stoppage by either party under the terms hereof; rather, the parties hereto shall perform diligently under this Agreement pending ultimate resolution of the dispute. By agreeing to arbitration, neither party hereto is waiving any benefit of any statute of limitations or other equitable defenses.

          10.7 No voluntary or involuntary successor in interest of Company shall acquire any rights or powers under this Agreement except as specifically set forth herein and an assumption of this Agreement made pursuant to the Plan or Reorganization and approved by the OBC in writing. Otherwise, Company shall not assign all or any part of this Agreement.


                                   ARTICLE XI

                                     NOTICES
                                     -------

          11.1 All notices, requests, demands, directions and other communications provided for hereunder shall be in writing and delivered personally or mailed by certified or registered mail, return receipt requested, to the following addresses for each party during the Term or until such time as written notice, as provided hereby, of a change of address to be used thereafter is given to the other party, with copies to such legal counsel as each party, from time to time, may designate:

               Company                             Executive
               -------                             ---------

               RIVIERA HOLDINGS CORP.              MR. WILLIAM L. WESTERMAN
               2901 Las Vegas Blvd. So.            2901 Las Vegas Blvd. So.
               Las Vegas, Nevada  89109            Las Vegas, Nevada  89109
               Attn:  Duane Krohn                  PERSONAL & CONFIDENTIAL

Notices delivered personally shall be deemed to have been given upon delivery; notices delivered by certified or registered mail shall be deemed to have been given seventy-two (72) hours after the date deposited in the mail, except as otherwise provided herein.


                                   ARTICLE XII

                              CONDITIONS SUBSEQUENT
                              ---------------------

               12.1 Notwithstanding any other terms and provisions set forth in this Agreement, it is understood and agreed that the engagement of Executive hereunder, the obligation of the parties hereto, and the effect of the Agreement, shall be subject to the approval of each and all of the terms, covenants and provisions of this Agreement by the Nevada Gaming Authorities and other Governmental Authorities from whom approval, if any, is required under the laws of the State of Nevada, the County of Clark, or any and all other governmental agencies having jurisdiction thereover as well as the Bankruptcy Court. Each of the parties hereby covenant and agree to exercise their best good faith efforts to proceed to obtain any and all such necessary approvals.


               IN WITNESS WHEREOF, the parties herein have entered into this Agreement the day and year first above mentioned.



COMPANY:                                         EXECUTIVE:

RIVIERA HOLDINGS CORPORATION

By:   /s/ Duane Krohn                            /s/ William L. Westerman
     -----------------------------               -----------------------------
     Duane Krohn                                 William L. Westerman
     Its:  Treasurer



RIVIERA OPERATING CORPORATION


By:   /s/ Duane Krohn
     -----------------------------
     Duane Krohn
     Its:  Treasurer

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